EXHIBIT 1

OI S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No.33.3.0029520-8

MATERIAL FACT

Resignation of Chief Executive Officer

Oi S.A. (“Oi” or “Company”) in accordance with Art. 157, paragraph 4 of Law No. 6,404/76 and in accordance with CVM Instruction No. 358/02, informs its shareholders and the market in general that Mr. Bayard De Paoli Gontijo today delivered his resignation as Chief Executive Officer of the Company.

The Board of Directors expresses its most profound thanks to Mr. Bayard De Paoli Gontijo for his complete dedication to Oi during his 14 years working as part of the Company’s team and especially during his time as Chief Executive Officer, recognizing the contributions and significant results achieved by Oi in its operational transformation. The Board wishes Mr. Bayard De Paoli Gontijo success in his future professional endeavors.

The Board of Directors, on this date, elected, as Mr. Bayard De Paoli Gontijo’s replacement, Mr. Marco Norci Schroeder as Chief Executive Officer of Oi, who will also continue in the role of Financial Administrative Officer, which he currently exercises.

Mr. Marco Norci Schroeder began his career at Oi as officer of the controlling area during the period of 2002 to 2011. In 2014, he returned to the Company as our financial officer of international operations, having acted since 2011 as Chief Financial Officer of PT Portugal. His career in the telecommunications sector has included a variety of roles at Contax Participações, NET Serviços de Comunicações and RBS. Mr. Schroeder holds a bachelor’s degree in economics from the Federal University of Rio Grande do Sul (UFRGS) and a specialization from Harvard Business School and the Wharton School of Business at the University of Pennsylvania.

Rio de Janeiro, June 10, 2016

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer